Mail Stop 0408
      November 29, 2005

By U.S. Mail and Facsimile (303) 777-3823

James P. R. Samuels
President
Worldwide Strategies Incorporated
3801 East Florida Avenue, Suite 400
Denver, Colorado 80210

Re:	Worldwide Strategies Incorporated
      Registration Statement on Form SB-2
      Filed November 2, 2005
	File No. 333-126793

Dear Mr. Samuels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The registration of nearly 50% of the outstanding shares "at the market" appears to be inconsistent with Rule 415(a)(4) of Regulation
C, which restricts the registration of an "at-the-market" offering by or on behalf of the Registrant to 10% of the outstanding shares held by non-affiliates. Please revise or provide the staff with an analysis and authority for such resale registration. In addition, clearly indicate on the cover page that holders will be selling "at the market."

2. Please provide full disclosure regarding the "stock swap arrangement" referred to on the cover page and elsewhere.

3. We note that you describe yourself on page 4 as being a development stage company and have no current revenues, yet in your business section and elsewhere you state that you are engaged in various activities, including various "affiliated call centers." Please revise throughout to distinguish clearly between those services and activities in which you are currently engaged, if any, and those in which you plan to be engaged in the foreseeable future.

4. Your current business plan is difficult to follow, and vague. Revise to clarify your business plan in the form of milestones, indicating the specific steps needed to make the company operational and successful, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first revenues. Revise both your Summary and Business sections as necessary.

5. Please include an updated consent from your independent accountants in the pre-effective amendment.

6. Please update the financial statements under Item 310(g) of Regulation S-B, as applicable.

Cover Page

7. You refer to "exercise of the warrants and stock options."
Please
revise the Prospectus Summary to describe the terms of these securities and when they were issued.

8. Please limit the information presented to disclosure required under Item 501 of Regulation S-K or which is otherwise key to an investment decision. Accordingly, please delete the definitional sentence at the top of the page.

9. We note the risk factor on page 8 stating that you expect your shares to be quoted on the OTC Bulletin Board. Briefly disclose the expected timing of when the company expects its shares to trade on the OTC Bulletin Board along with any expected hurdles that have not yet been met, such as the need to locate a market-maker.

Prospectus Summary, page 3

10. You state that the company is engaged in "business process outsourcing services," and that you have affiliated call centers in the U.S., in Central America, and in South America. We also note your disclosure on page 18 that you have a total of five employees.
Please revise to disclose how many such "call centers" you have, where they are located, and how large they are. If these call centers are not staffed by the company`s employees, please clarify what is meant by "affiliated."

11. Please explain the term "business process outsourcing."
Explain
more clearly what call centers are, and whether you have any intention of expanding your services beyond providing call centers in the foreseeable future.

12. State clearly that the company has not begun operations and has received no revenues to date.

13. Briefly describe what you expect will be your primary source(s) of revenue.

14. Disclose that the company has limited assets and, if true, that it is dependent on revenue from this offering in order to be able to continue its operations.

15. Please update and clarify the status of your agreement with Touchstar Software Corporation, as well as your plans to build a call center in Colorado Springs.

16. Please clarify your reference on page 3 to risk factors, to state, for example, "An investment in this company is subject to risks."

The Offering, page 3

17. Revise "Securities Outstanding" to also indicate the number of options and warrants outstanding and the weighted average exercise price.

Risk Factors, page 4

18. With respect to the phrase "our other filings with the SEC" in the introductory paragraph, please tell us which filings this refers to. We note that under Additional Information on page 30 you state that you have not previously been subject to the reporting requirement of the Commission. Please tell us if any of the company predecessors filed reports with the Commission.

19. Update the development stage risk as of the most recent practicable date.

20. Revise the first risk factor on page 5 to disclose the terms of the transaction as well as the expected completion date.

21. Please clarify the distinction between the final and the antepenultimate risk factors, both of which discuss dilution.

Use of Proceeds, page 8

22. You state that you "may" receive the price of any stock sold on the exercise of the outstanding warrants. Please disclose any reasons why the company might not receive such funds. Otherwise, revise to state that the company "will" receive the funds on exercise of the warrants and disclose the amount to be received on the exercise of all options and warrants for which the underlying common stock is being registered.

Plan of Operation, page 9

23. Please clarify the status of your "proposal" to acquire a minority interest in a call center through your UK subsidiary.

24. We note that you have entered into a definitive agreement to acquire Cascade Callworks, Inc. Please revise here and in footnotes to the financial statements, as appropriate, to disclose the terms of this agreement, including how you intend to fund the purchase.

Liquidity and Capital Resources, page 10

25. Please revise to reconcile your disclosure here with the information provided under Recent Sales of Unregistered
Securities.
For example, you refer here to a private placement in June 2005 of 2,520,000 shares of common stock and warrants, which does not appear to be listed under your Recent Sales.

Business, page 13

26. Please clarify why numerous entities would be interested in merging with a company that had been unable to implement its business plan.

27. Please clarify whether you intend to branch out beyond providing call centers in the foreseeable future, and if not, explain why you present the business in the broad context of "business process outsourcing." Consider providing a more focused discussion of the industry niche in which you fit.

28. Please clarify the current status and expected role of your U.K.
subsidiary. In this connection, we note that your Exhibit 21 does not list any subsidiary in the U.K.

Touchstar Software, page 15

29. Please revise to provide an expanded discussion of the agreement in principle in which you and Touchstar will acquire an equity interest in each other, including quantification of the specific amount referenced in your disclosure.





Affiliated Call Centers, page 16

30. Please disclose how many affiliated call centers you have agreements with, what cities they are located in, the volume of business you have done with them to date, the duration of the agreements made, and whether your relationship with them is exclusive or non-exclusive.

31. We note that you discuss the acquisition of Cascade Callworks under the subheading Affiliated Call Centers. Do you anticipate conducting the majority of your business in the foreseeable future through affiliated call centers or through centers acquired by the company?

32. You refer to "our agreements with our affiliated call centers."
Please file any such written agreements as exhibits to your registration statement.

Sales and Marketing, page 16

33. Please revise this section to clarify your expected marketing practices. The first paragraph is written with unclear jargon and abstract language, making it difficult to understand clearly. For example, what does it mean to "focus on large enterprise customers"?
What are channel sales?   What do you mean by "direct entree" into
targeted enterprises? What type of "existing client relationships" are you referring to?

Employment Agreements, page 22

34. Please revise the subheading to indicate that there is only one material employment agreement.

Stock Option Plan, page 22

35. Please disclose all issuances to date.

Security Ownership of Certain Beneficial Owners and Management,
page
24

36. We note from the Selling Shareholders table that Shawn Suhrstedt is the beneficial owner of 2.4 million shares. Please revise to include him as a principal shareholder, and tell us whether he will have any ongoing relationship with the company, and if so, the nature of that relationship.

Selling Shareholders, page 26

37. Please include a column listing the current ownership percentage of the selling shareholders.

38. Please disclose how the selling shareholders obtained their shares.

39. Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

40. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.
41. If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:
- purchased the securities in the ordinary course of business; and
- at the time of the purchase, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters.
Please revise accordingly, or tell us why you don`t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

Notes to Financial Statements

General

42. Please revise to disclose and discuss the nature of the relationship among Shawn Suhrstedt, Cascade Callworks, Touchstar, and your company. Refer to paragraphs 2 though 4 of SFAS 57.

Note 1: Organization and Basis of Presentation

43. Please revise to disclose the fiscal year you have elected for reporting the results of the company`s operations, clarifying the basis for the audited period presented.

Note 3: Stock Based Compensation, page F-7

44. Please revise your disclosure to include the requirements of paragraph 45 of SFAS 123 in Note 1, rather than in Note 3.





Part II

Recent Sales of Unregistered Securities

45. The disclosure of each issuance should disclose the number of purchasers, the date purchased, the terms, the exemption from registration used, and the facts relied upon to make the exemption available. In this regard, we note several convertible debt issuances missing, option issuances missing, among others. Please include all issuances of stock, options, and warrants including the issuances to the founders in March 2005.

Legality Opinion

46. Revise to indicate the body of law being opined upon.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Margaret Fitzgerald, Staff Accountant, at
(202)
551-3556 or Paul Cline, Senior Accountant, at (202) 551-3851 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at
(202) 551-3436 or me at (202) 551-3434 with any other questions.

								Sincerely,



      Michael Clampitt
      Senior Attorney

cc:	Fay M. Matsukage, Esq.
	Dill Dill Carr Stonbraker & Hutchings, P.C.
	455 Sherman Street, Suite 300
      Denver, Colorado 80203

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James P.R. Samuels
Worldwide Strategies Incorporated
November 29, 2005
Page 8